Exhibit 99.1

March 20, 2024

Transaction In Own Shares

Burford Capital Limited (the “Company”), the leading global finance and asset management firm focused on law, today announces that, in accordance with the terms of its program announced on March 18, 2024 to purchase its ordinary shares, no par value per share (“Ordinary Shares”), up to a maximum aggregate amount of £5.0 million (the “Program”) in connection with future obligations under the Company’s Deferred Compensation Plan, the Company purchased the following number of Ordinary Shares through Numis Securities Limited (“Numis”).

Date of purchase:	March 19, 2024
Aggregate number of Ordinary Shares purchased:	44,056
Lowest price paid per Ordinary Share (GBp):	1118.00
Highest price paid per Ordinary Share (GBp):	1147.00
Volume weighted average price paid per Ordinary Share (GBp):	1133.9163

Ordinary Shares purchased pursuant to the Program will be initially held by the Company in treasury. Following the purchase and settlement of these Ordinary Shares, the Company’s issued ordinary share capital is 219,316,028, of which 395,003 Ordinary Shares are held in treasury and do not have any voting rights. Therefore, the total number of voting rights in the Company, excluding treasury shares, will be 218,921,025 after giving effect to the purchases described above. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the UK version of Regulation (EU) No. 596/2014 which is part of UK law by virtue of the European Union (Withdrawal) Act 2018, the table below contains detailed information with respect to the individual trades made by Numis as part of the Program.

Individual trades information:

Number of Ordinary Shares purchased	Transaction price (pence per Ordinary Share)	Time of transaction (GMT)	Trading venue
515	1125.00	08:57:13	AIMX
390	1123.00	09:36:40	AIMX
506	1119.00	09:38:32	AIMX
381	1119.00	09:43:56	AIMX
430	1119.00	10:38:34	AIMX
85	1118.00	10:38:34	AIMX
21	1119.00	11:20:16	AIMX
270	1119.00	11:20:16	AIMX
102	1119.00	11:20:16	AIMX
50	1118.00	11:43:53	AIMX
1	1118.00	11:56:56	AIMX
376	1119.00	12:01:51	AIMX

424	1119.00	12:01:51	AIMX
800	1118.00	12:01:52	AIMX
911	1118.00	12:01:52	AIMX
545	1118.00	12:01:52	AIMX
891	1121.00	12:02:01	AIMX
571	1121.00	12:02:01	AIMX
51	1123.00	12:07:38	AIMX
83	1124.00	12:09:21	AIMX
849	1124.00	12:09:21	AIMX
19	1124.00	12:09:21	AIMX
569	1123.00	12:14:17	AIMX
822	1125.00	12:33:26	AIMX
28	1130.00	12:35:32	AIMX
584	1130.00	12:35:32	AIMX
433	1130.00	12:35:32	AIMX
367	1129.00	12:41:32	AIMX
381	1130.00	12:42:45	AIMX
431	1130.00	12:54:48	AIMX
393	1129.00	12:56:31	AIMX
437	1128.00	13:27:14	AIMX
419	1127.00	13:27:14	AIMX
554	1125.00	13:27:29	AIMX
96	1131.00	13:33:17	AIMX
89	1131.00	13:33:19	AIMX
553	1131.00	13:33:19	AIMX
384	1131.00	13:33:19	AIMX
414	1132.00	13:35:34	AIMX
213	1131.00	13:35:34	AIMX
151	1131.00	13:35:34	AIMX
450	1129.00	13:35:40	AIMX
100	1130.00	13:38:27	AIMX
316	1130.00	13:38:27	AIMX
498	1130.00	13:38:28	AIMX
373	1129.00	13:39:29	AIMX
13	1131.00	13:42:23	AIMX
5	1131.00	13:42:23	AIMX
414	1131.00	13:42:23	AIMX
412	1131.00	13:43:25	AIMX
31	1131.00	13:43:25	AIMX
191	1140.00	13:45:07	AIMX
379	1140.00	13:45:42	AIMX
404	1139.00	13:45:42	AIMX
287	1144.00	13:48:05	AIMX

127	1144.00	13:48:05	AIMX
382	1144.00	13:49:33	AIMX
141	1144.00	13:49:33	AIMX
235	1144.00	13:49:33	AIMX
576	1141.00	13:49:33	AIMX
385	1141.00	13:53:53	AIMX
437	1141.00	13:53:53	AIMX
423	1139.00	13:53:53	AIMX
374	1142.00	13:59:50	AIMX
647	1142.00	13:59:50	AIMX
436	1142.00	13:59:50	AIMX
568	1138.00	13:59:50	AIMX
388	1136.00	13:59:50	AIMX
150	1134.00	13:59:54	AIMX
240	1134.00	14:00:01	AIMX
431	1132.00	14:00:37	AIMX
268	1129.00	14:03:15	AIMX
129	1129.00	14:03:15	AIMX
158	1130.00	14:07:41	AIMX
202	1130.00	14:07:41	AIMX
11	1130.00	14:08:02	AIMX
273	1130.00	14:08:02	AIMX
74	1130.00	14:08:02	AIMX
52	1130.00	14:08:02	AIMX
429	1129.00	14:12:53	AIMX
235	1136.00	14:28:59	AIMX
80	1136.00	14:28:59	AIMX
2413	1136.00	14:28:59	AIMX
350	1136.00	14:28:59	AIMX
45	1136.00	14:28:59	AIMX
350	1135.00	14:29:16	AIMX
31	1135.00	14:29:16	AIMX
74	1137.00	14:36:29	AIMX
108	1137.00	14:36:29	AIMX
71	1137.00	14:36:29	AIMX
225	1140.00	14:38:25	AIMX
77	1140.00	14:38:25	AIMX
117	1144.00	14:43:04	AIMX
299	1144.00	14:43:04	AIMX
422	1143.00	14:43:37	AIMX
508	1142.00	14:43:37	AIMX
84	1144.00	14:53:25	AIMX
253	1144.00	14:53:25	AIMX

100	1144.00	14:53:25	AIMX
347	1144.00	14:53:25	AIMX
27	1144.00	14:53:25	AIMX
38	1143.00	14:53:25	AIMX
145	1143.00	14:53:26	AIMX
344	1143.00	14:53:26	AIMX
200	1146.00	15:00:53	AIMX
36	1146.00	15:00:53	AIMX
197	1146.00	15:00:53	AIMX
422	1145.00	15:01:57	AIMX
364	1141.00	15:03:41	AIMX
114	1141.00	15:03:41	AIMX
377	1140.00	15:04:09	AIMX
384	1143.00	15:12:01	AIMX
364	1142.00	15:12:02	AIMX
134	1141.00	15:12:04	AIMX
100	1141.00	15:12:04	AIMX
180	1141.00	15:12:04	AIMX
5	1142.00	15:19:13	AIMX
2	1142.00	15:19:13	AIMX
83	1142.00	15:19:15	AIMX
295	1142.00	15:19:15	AIMX
202	1141.00	15:21:31	AIMX
361	1141.00	15:21:31	AIMX
183	1141.00	15:21:31	AIMX
50	1144.00	15:29:14	AIMX
189	1144.00	15:29:14	AIMX
126	1144.00	15:29:14	AIMX
428	1144.00	15:29:25	AIMX
51	1146.00	15:33:06	AIMX
344	1146.00	15:33:06	AIMX
395	1145.00	15:33:45	AIMX
401	1145.00	15:33:45	AIMX
373	1143.00	15:37:50	AIMX
409	1143.00	15:37:50	AIMX
370	1141.00	15:43:51	AIMX
438	1141.00	15:45:51	AIMX
352	1141.00	15:48:51	AIMX
367	1139.00	15:50:04	AIMX
352	1139.00	15:50:04	AIMX
116	1140.00	15:55:50	AIMX
295	1140.00	15:55:50	AIMX
15	1140.00	15:55:52	AIMX

10	1140.00	15:55:56	AIMX
5	1140.00	15:56:00	AIMX
5	1140.00	15:56:04	AIMX
7	1140.00	15:56:08	AIMX
1157	1147.00	16:03:33	AIMX
57	1145.00	16:03:44	AIMX

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.